    As filed with the Securities and Exchange Commission on January 21, 1997
                                                       Registration No. 33-99722
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                 POST-EFFECTIVE
                           AMENDMENT NO. 1 TO FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          ----------------------------

                           DURA PHARMACEUTICALS, INC.
             (Exact name of Registrant as specified in its charter)

                   CALIFORNIA                                 95-3645543
             (State or other juris-                        (I.R.S. Employer
               diction of incorpo-                        Identification No.)
             ration or organization)

             5880 Pacific Center Blvd., San Diego, California 92121
                                 (619) 457-2553
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              Mitchell R. Woodbury
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           DURA PHARMACEUTICALS, INC.
             5880 Pacific Center Blvd., San Diego, California 92121
                                 (619) 457-2553
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ----------------------------

                                   Copies to:

                          Craig S. Andrews, Esq.
                           Faye H. Russell, Esq.
                             John R. Cook, Esq.
                       BROBECK, PHLEGER & HARRISON LLP
                        550 West C Street, Suite 1300
                         San Diego, California 92101

                         ----------------------------

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /x/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                         ----------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

PROSPECTUS
                                2,285,112 Shares

                           DURA PHARMACEUTICALS, INC.

                                  Common Stock
                                 (no par value)
                                ________________

     This Prospectus relates to the public offering, which is not being underwritten, of 2,285,112 shares of Common Stock, no par value, of Dura Pharmaceuticals, Inc. ("Dura" or the "Company"). All 2,285,112 shares (the "Shares") may be offered by certain shareholders of the Company ("Selling Shareholders") who received such Shares in connection with the exercise by Dura on November 16, 1995, of the exclusive and irrevocable option (the "Purchase Option") to purchase all outstanding shares of the Callable Common Stock, $0.01 par value ("Callable Common Stock"), of Dura Delivery Systems, Inc., a wholly-owned subsidiary of Dura ("DDSI"). The number of shares that may be offered by the Selling Shareholders reflects the 2-for-1 stock split in the form of a 100% stock dividend of the Company's Common Stock that was distributed on July 1, 1996 to shareholders of record on June 17, 1996. As of the date of this prospectus, a total of 2,072,999 Shares have been sold by the Selling Shareholders.

     The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions on the Nasdaq National Market ("Nasdaq"), in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

     None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed, among other things, to bear certain expenses (other than underwriting discounts and commission and brokerage commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Shareholders. See "Selling Shareholders."

     Dura Common Stock is traded on Nasdaq under the symbol "DURA."  On
January 17, 1997, the last sale price of Dura Common Stock as reported on Nasdaq was $ 43 1/4 per share.

     The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."
                                ________________

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
              SEE "RISK FACTORS" ON PAGES 5 TO 10 FOR A DISCUSSION
     OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                       OF THE COMMON STOCK OFFERED HEREBY.
                                ________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 _______________

                The date of this Prospectus is January 17, 1997.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

                          ----------------------------

     ENTEX-Registered Trademark- is a registered trademark of the Company. The Company claims common law trademark rights to Spiros-TM- and Healthco HomeRx-TM-. This Prospectus also includes names and trademarks of companies other than the Company.

                              AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwest Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511.
Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on the Nasdaq National Market, and copies of such materials can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                      INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     (1) The Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1995, as amended;
     (2) The Current Report of the Company on Form 8-K filed on January 9, 1996, as amended;
     (3) The Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1996;
     (4) The Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1996;
     (5)    The Current Report of the Company on Form 8-K filed on July 3, 1996;
     (6) The Current Report of the Company on Form 8-K filed on September 5, 1996, as amended;
     (7) The Quarterly Report of the Company on Form 10-Q for the quarter ended September 30, 1996; and
     (8) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on January 21, 1992.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into any such document). Requests for such documents should be submitted in writing to Mitchell R. Woodbury, Senior Vice President and General Counsel, at Dura Pharmaceuticals, Inc., 5880 Pacific Center Boulevard, San Diego, California 92121 or by telephone at (619) 457-2553.


                                   THE COMPANY

     Dura Pharmaceuticals, Inc. ("Dura" or the "Company") is a specialty respiratory pharmaceutical and pulmonary drug delivery company. The Company is engaged in marketing prescription products to physicians in the U.S. who treat patients suffering from asthma, hay fever, chronic obstructive pulmonary disease, the common cold and related respiratory ailments (the "U.S. Respiratory Market"). Dura has strategically focused on the U.S. Respiratory Market because of its size (approximately $4.8 billion in sales in 1995) and growth opportunities. Additionally, the fragmented nature of the market and the identifiable base of physician prescribers allow the Company to achieve significant market penetration with a specialized sales force. The Company currently markets 30 prescription products, including 26 which are off-patent. The Company also has a separate mail service pharmacy which dispenses respiratory pharmaceuticals, Health Script Pharmacy Services, Inc. ("Health Script").

     Dura employs a dual marketing strategy utilizing its focused field sales force of approximately 150 people and a dedicated managed care sales and marketing group that covers managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base which includes approximately 60,000 U.S. allergists, ear, nose and throat physicians ("ENTs"), pulmonologists and a selected subset of pediatricians and generalist physicians, who the Company believes collectively write approximately 70% of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. The Company's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. The Company expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities. During 1995, in addition to building its existing business of dispensing respiratory pharmaceuticals through home healthcare providers, Health Script launched a new program under the name "Healthco HomeRx" in which the Dura field sales force provides information concerning the services of Health Script to Dura's targeted physician base.

     This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, the Company has acquired 21 products targeted at the U.S. Respiratory Market. In July 1996, the Company acquired from Procter & Gamble Pharmaceuticals, Inc. ("P&G") worldwide rights to the Entex products, consisting of four prescription upper respiratory drugs. In September 1996, the Company acquired from Eli Lilly and Company ("Lilly") U.S. marketing rights to the antibiotics Keftab and Ceclor CD. The Company began marketing Keftab in September 1996, and launched Ceclor CD in late October 1996.

     The Company is developing or has contracted for the development of four currently-marketed respiratory prescription pharmaceuticals. Three of these products are being developed by Elan Corporation, plc ("Elan") as part of its collaborative relationship with the Company and utilize Elan's drug delivery expertise and proprietary technologies. The fourth product is being developed internally.

     Another key component of Dura's strategy is to develop the Spiros pulmonary drug delivery system ("Spiros"). Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery.

     The Company has a three-level development program for Spiros which entails
(i) developing, on behalf of Spiros Development Corporation ("Spiros Corp."), certain drug applications for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the most frequently-prescribed pharmaceutical agents to treat respiratory conditions, and, in the longer term, certain proteins and peptides, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi Chemical Corporation and Fujisawa Pharmaceutical Co., Ltd., generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, in collaboration with third parties, for the systemic delivery of compounds through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. The Company has licensed certain rights to Spiros Corp. to continue a significant portion of the development program for Spiros, including funding of ongoing and future clinical trials of albuterol and beclomethasone in a cassette version of Spiros, and formulation, preclinical development and clinical trials of albuterol, beclomethasone and ipratropium in a blisterdisk version of Spiros. The Company has the right to purchase all of the currently outstanding shares of callable common stock of Spiros Corp. through December 31, 1999 at predetermined prices (the "Purchase Option").

     In April 1996, Dura completed dosing of subjects in a clinical trial in the U.S. on behalf of Spiros Corp. focusing on dose selection using a formulation of powdered albuterol with Spiros under an Investigational New Drug ("IND") application filed with the United States Food and Drug Administration ("FDA"). In July 1996, the Company commenced long-term and short-term clinical trials which, along with earlier studies, are intended to serve as the basis for the filing of a New Drug Application ("NDA") by Dura in 1997 seeking FDA approval, on behalf of Spiros Corp., to market albuterol in the Spiros cassette system. The Company is also preparing an IND application for U.S. studies on beclomethasone in the Spiros cassette system which will be filed on behalf of Spiros Corp. In addition, Dura, on behalf of Spiros Corp., has performed powder formulation work with the peptide drug salmon calcitonin which in a pilot clinical trial demonstrated the ability to develop macromolecule aerosol powder formulation which achieved systemic delivery using the Spiros technology.

     The Company was incorporated under the laws of California in 1981. The Company's principal executive offices are located at 5880 Pacific Center Boulevard, San Diego, California 92121. Its telephone number is (619) 457-2553.


                               RECENT DEVELOPMENTS

     In July 1996, the Company acquired the Entex line consisting of four prescription upper respiratory drugs from P&G. In September 1996, the Company acquired the U.S. rights to the cephalosporin antibiotics Keftab and Ceclor CD from Lilly. The U.S. antibiotic market was $4.8 billion in 1995, of which $1.6 billion was accounted for by cephalosporin antibiotics. The Company believes that this acquisition complements its existing strategy since approximately 70% of antibiotics are prescribed for respiratory infections. Keftab is an antibiotic indicated for respiratory tract, skin and soft tissue infections. Ceclor CD is a twice-a-day dosage form of cefaclor typically taken for seven days. Ceclor, Lilly's currently marketed cefaclor, is normally taken three times a day for 10 days, and generated $161.0 million in sales in the U.S. for the 12 months ended June 30, 1996. The Company launched Ceclor CD in late October 1996. The Company believes these product acquisitions further its strategy of acquiring prescription pharmaceuticals which are marketed by its sales force to its targeted physicians. To support the introduction and growth of these products, the Company intends to increase its field sales force from approximately 150 people currently to approximately 250 people by mid-1997.

     The Company recently reported revenues and net income of $63.3 million and $14.5 million, respectively, for the nine months ended September 30, 1996, compared to $35.7 million and $4.4 million, respectively, for the comparable period of 1995. Increased revenues and net income were primarily the result of increased sales of newly-acquired products, higher revenues at Health Script and increased contract revenues.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

     REDUCTION IN GROSS MARGINS. There is no proprietary protection for most of the products sold by the Company and substitutes for such products are sold by other pharmaceutical companies. The Company expects average selling prices for many of its products to decline over time due to competitive and reimbursement pressures. While the Company will seek to mitigate the effect of this decline in average selling prices, there can be no assurance that the Company will be successful in these efforts.

     THIRD-PARTY REIMBURSEMENT; PRICING PRESSURES. The Company's commercial success will depend in part on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to achieve market acceptance of its products or to maintain price levels sufficient to realize an appropriate return on the Company's investment in product acquisition, in-licensing and development. The market for the Company's products may be limited by actions of third-party payors. For example, many managed health care organizations are now controlling the pharmaceuticals that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. There can be no assurance that the Company's products will be included on the formulary lists of managed care organizations or that downward pricing pressure in the industry generally will not negatively impact the Company's operations.
Further, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. While the Company cannot predict whether any such proposals will be adopted or the effect such proposals may have on its business, the pending nature of such proposals, as well as the adoption of any proposal, is likely to exacerbate industry-wide pricing pressures and could have a material adverse effect on the Company.

     DEPENDENCE ON ACQUISITION OF RIGHTS TO PHARMACEUTICAL PRODUCTS.   The
Company's strategy for growth is dependent, in part, upon acquiring, in-licensing and co-promoting pharmaceuticals targeted primarily at allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians. Other companies, including those with substantially greater resources, are competing with the Company for the rights to such products. There can be no assurance that the Company will be able to acquire, in-license or co-promote additional pharmaceuticals on acceptable terms, if at all. The failure of the Company to acquire, in-license, co-promote, develop or market commercially successful pharmaceuticals would have a material adverse effect on the Company. Furthermore, there can be no assurance that the Company, once it has obtained rights to a pharmaceutical product and committed to payment terms, will be able to generate sales sufficient to create a profit or otherwise avoid a loss.

     DEVELOPMENT RISKS ASSOCIATED WITH SPIROS. Spiros will require significant additional development. In addition, regulatory approvals for each drug to be delivered through the use of Spiros will have to be obtained prior to commercialization. There can be no assurance that development of Spiros will be completed successfully, that Spiros will not encounter problems in clinical trials that will cause the delay or suspension of such trials, that current or future testing will show Spiros to be safe or efficacious or that Spiros will receive regulatory approval. Moreover, even if Spiros does receive regulatory approval, there can be no assurance that Spiros will be commercially successful, have all of the patent and other protections necessary to prevent competitors from producing similar products and not infringe on patent or other proprietary rights of third parties. The failure of Spiros to receive timely regulatory approval and achieve commercial success would have a material adverse effect on the Company.

     RISKS ASSOCIATED WITH RECENT ACQUISITIONS. In September 1996, the Company acquired from Lilly exclusive U.S. rights to market and distribute Keftab and Ceclor CD and entered into a manufacturing agreement with Lilly which terminates in certain circumstances. Any interruption in the supply of Keftab or Ceclor CD from Lilly due to regulatory or other causes could result in the inability of the Company to meet demand and could have a material adverse impact on the Company.

     Both Keftab and Ceclor CD are antibiotics, and the Company has limited or no experience in marketing such products. There can be no assurance that the Company will be able to successfully market and distribute Keftab or that Keftab will continue to be accepted by the market at the levels previously achieved by Lilly or at a level sufficient to maintain growth of the product. In addition, Ceclor CD has not previously been marketed to physicians, and no assurance can be given that the Company will be successful in introducing this product or will be able to successfully compete with currently available products. Furthermore, the Company will need to significantly expand its existing sales force to address the antibiotic market, and no assurance can be given that such expansion can be successfully completed in a timely manner, if at all. Failure to successfully market and sell Keftab and Ceclor CD would have a material adverse effect on the Company's business, financial condition and results of operations.

     CUSTOMER CONCENTRATION; CONSOLIDATION OF DISTRIBUTION NETWORK. The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition or results of operations.

     Dura's customers include McKesson Drug Company, Bergen Brunswig Drug Company, Cardinal Health Inc., Bindley Western Drug Company and major drug store chains. During the first nine months of 1996, two customers individually accounted for 15% and 11% of sales. Two customers individually accounted for 16% and 11% of 1995 sales, three customers individually accounted for 21%, 14% and 12% of 1994 sales and two customers individually accounted for 19% and 14% of 1993 sales. The loss of any of these customer accounts could have a material adverse effect upon the Company's business, financial condition or results of operations.

     SEASONALITY AND FLUCTUATING QUARTERLY RESULTS. Historically, as a result of the winter cold and flu season, industry-wide demand for respiratory products has been stronger in the first and fourth quarters than during the second and third quarters of the year. In addition, variations in the timing and severity of the winter cold and flu season have influenced the Company's results of operations in the past. While the growth and productivity of the Company's sales force and the introduction by the Company of new products have historically mitigated the impact of seasonality on the Company's results of operations, recent product acquisitions by the Company are likely to increase the impact of seasonality on the Company's results of operations. No assurances can be given that the Company's results of operations will not be materially adversely affected by the seasonality of product sales.

     COMPETITION. Many companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of Dura, are engaged in developing, marketing and selling products that compete with those offered by the Company. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than Dura's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than Dura. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of Dura's products. Dura believes that competition among both prescription pharmaceuticals and pulmonary delivery systems aimed at the asthma and allergy, cough and cold markets will be based on, among other things, product efficacy, safety, reliability, availability and price.

     Dura directly competes with at least 25 other companies in the U.S. which are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of dry powder inhalers ("DPIs") currently in commercial use worldwide. In the U.S., only individual dose DPIs are marketed, including the Rotohaler (developed and marketed by Glaxo Wellcome, Inc.) and the

Spinhaler (developed and marketed by Fisons Limited).   The Turbuhaler
(developed and marketed by Astra Pharmaceuticals), a multiple dose DPI and the leading DPI in worldwide sales, is considered the current industry standard. As of the date of this Prospectus, it is not marketed in the U.S., although the FDA has issued an approvable letter for the first Turbuhaler product.

     DEPENDENCE ON THIRD PARTIES; LIMITED MANUFACTURING EXPERIENCE. The Company's strategy for development and commercialization of certain of its products is dependent upon entering into various arrangements with corporate partners, licensors and others and upon the subsequent success of these partners, licensors and others in performing their obligations. There can be no assurance that the Company will be able to negotiate acceptable arrangements in the future or that such arrangements, or its existing arrangements, will be successful. In addition, partners, licensors and others may pursue alternative technologies or develop alternative compounds or drug delivery systems either on their own or in collaboration with others, including the Company's competitors. The Company has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. The manufacture of the Company's products is subject to current Good Manufacturing Practice ("CGMP") regulations prescribed by the FDA. The Company relies on a single manufacturer for each of its products. In the event that the Company is unable to obtain or retain third-party manufacturing, it may not be able to commercialize its products as planned. There can be no assurance that the Company will be able to continue to obtain adequate supplies of such products in a timely fashion at acceptable quality and prices. Also, there can be no assurance that the Company will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures must comply with CGMP and other regulatory requirements. The Company's current dependence upon others for the manufacture of its products may adversely affect future profit margins, if any, on the sale of those products and the Company's ability to develop and deliver products on a timely and competitive basis.

     In June 1995, the Company completed construction of its manufacturing facility located in a Company-owned building adjacent to its headquarters. The Company is currently expanding its facilities to provide additional manufacturing capabilities. The facility initially is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. Equipment purchases and validation are currently scheduled through 1997. The Company's manufacturing facility must be registered with and licensed by various regulatory authorities and comply with CGMP requirements prescribed by the FDA and the State of California. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility could have a material adverse effect on the Company's ability to manufacture products in connection with Spiros.

     MANAGING GROWTH OF BUSINESS. The Company has recently experienced significant growth as total revenues increased 80% in fiscal 1994, 58% in fiscal 1995 and 77% in the first nine months of 1996 as compared to prior periods. During fiscal 1995, the Company executed three agreements relating to the acquisition, in-licensing and co-promotion of products and acquired Health Script. During 1996, the Company commenced a co-promotion of Uni-Dur and executed agreements relating to the acquisition of the Entex, Ceclor CD and Keftab products. Due to the Company's emphasis on acquiring and in-licensing respiratory pharmaceutical products, the Company anticipates that the integration of the recently-acquired businesses and products, as well as any future acquisitions, will require significant management attention and expansion of its sales force. The Company's ability to achieve and maintain profitability is based on management's ability to manage its changing business effectively. See "-- Attraction and Retention of Key Personnel."

     UNCERTAINTY OF PROFITABILITY; NEED FOR ADDITIONAL FUNDS. The Company has experienced significant operating losses in the past and at September 30, 1996, the Company's accumulated deficit was approximately $88.8 million. Although the Company achieved profitability on an annual basis in fiscal 1994 and 1995 (prior to the charge of approximately $43.8 million in the fourth quarter of 1995 in connection with the exercise of its option to purchase all of the outstanding stock of Dura Delivery Systems, Inc. ("DDSI") and its cash contribution to Spiros Corp.), there can be no assurance that revenue growth or profitability will continue on a quarterly or annual basis in the future. The acquisition and in-licensing of products, the expansion of the Company's sales force in response to acquisition and in-licensing of products, the maintenance of the Company's existing sales force, the upgrade and expansion of its facilities, continued pricing pressure and the potential exercise of the Purchase Option or the Albuterol Purchase Option (as defined below), as well as funds that Dura, at its option, may provide for Spiros development, both internally and through Spiros Corp., will require the commitment of substantial capital resources and may also result in significant losses. Depending upon, among other things, the acquisition and in-licensing opportunities available to it, the Company may need to raise additional funds for these purposes. The Company may seek such additional funding through public and private financings, including equity financings. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or prevent some or all of its product acquisition and in-licensing programs, the upgrade and expansion of its facilities, the potential exercise of the Purchase Option and/or the Albuterol Purchase Option and further development of Spiros. The Company anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, should be sufficient to finance its current operations and working capital requirements through at least November 1997.

     POTENTIAL EXERCISE OF PURCHASE OPTIONS FOR SPIROS CORP. CALLABLE COMMON STOCK AND ALBUTEROL PRODUCT; DILUTION. The Company has a contractual relationship with Spiros Corp. relating to the development of Spiros, pursuant to which certain rights to Spiros were transferred by the Company and DDSI to Spiros Corp. Dura has a Purchase Option with respect to all of the currently outstanding shares of callable common stock of Spiros Corp. If Dura exercises the Purchase Option, it will be required to make a substantial cash payment or to issue shares of Common Stock, or both. A payment in cash would reduce Dura's capital resources. A payment in shares of Common Stock would result in a decrease in the percentage ownership of Dura's shareholders at that time. The exercise of the Purchase Option will likely require Dura to record a significant charge to earnings and may adversely impact future operating results. If Dura does not exercise the Purchase Option prior to its expiration, the Company's rights in and to Spiros with respect to certain compounds will be terminated. Dura also has the option to provide funding for Spiros development in certain circumstances. Dura believes that the current funds of Spiros Corp. will be sufficient to fund product development by Spiros Corp. through the first half of 1998. Development of Spiros Corp. products may require significant additional funds.

     As part of the Company's contractual relationship with Spiros Corp., the Company received an option to purchase certain rights to an albuterol product in a cassette version of Spiros (the "Albuterol Purchase Option") exercisable at any time through the earlier of 60 days after FDA approval of such albuterol product or December 31, 1999. If the Company exercises the Albuterol Purchase Option, it will be required to make a cash payment of at least $15.0 million which could have an adverse effect on its capital resources. The Company may not have sufficient capital resources to exercise the Albuterol Purchase Option which may result in the Company's loss of valuable rights. In addition, continuation of development and commercialization of an albuterol product in a cassette version of Spiros may require substantial additional expenditures by Dura. As of the date of this Prospectus, Dura has no plans to provide additional funding to Spiros Corp. and has not made any determination as to the likelihood of its exercise of the Purchase Option or the Albuterol Purchase Option.

     GOVERNMENT REGULATION; NO ASSURANCE OF FDA APPROVAL. Development, testing, manufacturing and marketing of the Company's products are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The process of obtaining FDA approval of pharmaceutical products and drug delivery systems is costly and time-consuming. Any new pharmaceutical must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Marketing of drug delivery systems also requires FDA approval, which can be costly and time-consuming to obtain. The Company will need to obtain regulatory approval for each drug to be delivered through the use of Spiros. There can be no assurance that the pharmaceutical products currently in development, or those products acquired or in-licensed by the Company, will be approved by the FDA. In addition, there can be no assurance that all necessary clearances will be granted to the Company or its licensors for future products or that FDA review or actions will not involve delays adversely affecting the marketing and sale of the Company's products.
For both currently marketed and future products, failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company.

     The FDA is continuing an evaluation of the effectiveness of all drug products containing ingredients marketed prior to 1962 (the year of enactment of the "Drug Amendments of 1962" to the Federal Food, Drug, and Cosmetic Act) as part of its Drug Efficacy Study Implementation program and will determine which drugs are considered "new drugs" requiring approval through a New Drug Application ("NDA") for marketing. A policy guide issued by the FDA indicates that the FDA will implement procedures to determine whether the new drug provisions are applicable to existing products. If a final determination is made that a particular drug requires an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements; for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and an NDA approval be obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug or that the product must be removed from the market. There can be no assurance as to which of these courses the FDA will require, if any, with respect to most of the Company's pharmaceutical products or whether the Company will be able to obtain any approvals that the FDA may deem necessary. If any of these actions are taken by the FDA, such actions could have a material adverse effect on the Company's business. In addition, the Company's Tornalate Metered Dose Inhaler uses chlorofluorocarbon ("CFC")
propellants.   If CFCs are banned for use in the Tornalate Metered Dose Inhaler, then the Company will not be able to market that product for sale, which could have a material adverse effect on the Company. Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Health Script is subject to regulation by other state and federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly-funded programs.

     PATENTS AND PROPRIETARY RIGHTS. The Company's success will depend in part on its ability to obtain patents on current or future products or formulations, defend its patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and abroad. However, only four of the pharmaceuticals currently marketed by the Company are covered by patents. The Company also has licenses or license rights to certain other U.S. and foreign patent and patent applications. There can be no assurance that patents, U.S. or foreign, will be obtained, or that, if issued or licensed to the Company, they will be enforceable or will provide substantial protection from competition or be of commercial benefit to the Company or that the Company will possess the financial resources necessary to enforce or defend any of its patent rights. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. For example, in a currently pending case, the U.S. Supreme Court will consider whether to alter or replace the traditional standard for determining patent infringement under the doctrine of equivalents. There can be no assurance that the historical legal standards surrounding questions of validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future. The commercial success of the Company will also depend upon avoiding the infringement of patents issued to competitors and upon maintaining the technology licenses upon which certain of the Company's current products are, or any future products under development might be, based. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's patent and license rights or to determine the scope and validity of the proprietary rights of third parties. If any of the Company's products are found to infringe upon patents or other rights owned by third parties, the Company could be required to obtain a license to continue to manufacture or market such products. There can be no assurance that licenses to such patent rights would be made available to the Company on commercially reasonable terms, if at all. If the Company does not obtain such licenses, it could encounter delays in marketing affected products while it attempts to design around such patents or it could find that the development, manufacture or sale of products requiring such licenses are not possible. The Company currently has certain licenses from third parties and in the future may require additional licenses from other parties to develop, manufacture and market commercially viable products effectively. There can be no assurance that such licenses will be obtainable on commercially reasonable terms, if at all, or that the patents underlying such licenses will be valid and enforceable.

     PRODUCT LIABILITY AND RECALL. The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its technologies or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance; however, there can be no assurance that the level or breadth of any insurance coverage will be sufficient to fully cover potential claims. There can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim or recall would not materially and adversely affect the business or financial condition of the Company.

     ATTRACTION AND RETENTION OF KEY PERSONNEL. The Company is highly dependent on the principal members of its management staff, the loss of whose services might impede the achievement of development objectives. Although the Company believes that it is adequately staffed in key positions and that it will be successful in retaining skilled and experienced management, operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on the Company, especially in light of the Company's recent significant growth. The Company does not maintain key-person life insurance on any of its employees.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of the Company's Common Stock in the public market following this offering could
adversely affect the market price of the Common Stock.   As of December 26,
1996, there were approximately 43.6 million shares of Common Stock outstanding. Of those shares, approximately 42.4 million, in addition to the Shares, will be immediately eligible for resale in the public market without restriction.

     VOLATILITY OF THE COMPANY STOCK PRICE. The market prices for securities of emerging companies, including the Company, have historically been highly volatile. Future announcements concerning the Company or its competitors may have a significant impact on the market price of the Common Stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, government decisions on commercialization of products, developments concerning proprietary rights, litigation or public concern as to safety of the Company's products.

     ABSENCE OF DIVIDENDS. The Company has never paid any cash dividends on its Common Stock. In accordance with certain bank loan agreements, the Company is restricted from paying cash dividends without prior bank approval. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future.

     CHANGE IN CONTROL. Certain provisions of the Company's charter documents (including cumulative voting provisions for electing directors, provisions providing for two classes of directors serving staggered two-year terms and provisions permitting the Company to issue preferred stock in the future) and terms relating to the acceleration of the exercisability of certain warrants and options relating to the purchase of such securities by the Company in the event of a change in control may have the effect of delaying, deferring or preventing a change in control of the Company, thereby possibly depriving shareholders of receiving a premium for their shares of the Common Stock.

     FORWARD-LOOKING STATEMENTS. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or documents incorporated by reference herein.


                              SELLING SHAREHOLDERS

     Except as otherwise indicated, the following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 27, 1996 by each Selling Shareholder. Except as otherwise indicated in this Prospectus, none of the Selling Shareholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. The numbers set forth in the column "Number of Shares Being Offered" below constitute all of the Shares that each Selling Shareholder may distribute in the offering; however, there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares and the table below assumes the sale of all Shares held by each Selling Shareholder. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time. As of the date of this Prospectus, a total of 2,072,999 Shares have been sold by the Selling Shareholders. See "Plan of Distribution."

     The Shares being offered by the Selling Shareholders were acquired from the Company in a transaction pursuant to which the Company exercised the Purchase Option and acquired all of the Callable Common Stock.

The Callable Common Stock was originally issued to the Selling Shareholders in a private placement transaction pursuant to a Purchase Agreement dated as of September 27, 1993 (the "Agreement"). The Company, in conjunction with DDSI, sold 1,300,000 Units at a purchase price of $10.00 per Unit. Each Unit consisted of one share of Callable Common Stock, one Series W Warrant and one Callable Warrant. The Series W Warrants were originally exercisable for 1.4 shares of Dura Common Stock at an exercise price of $4.75 per share. The Callable Warrants were cancelled upon exercise of the Purchase Option.

     The Company gave notice of its intent to exercise the Purchase Option on November 16, 1995. Pursuant to the terms of the Agreement, the Company elected to issue the Shares in payment of the Purchase Option exercise price. The aggregate number of Shares delivered to each Selling Shareholder in payment of the Purchase Option exercise price was determined by multiplying the total number of shares of Callable Common Stock held by such Selling Shareholder by a fraction, the numerator of which was $17.27 and the denominator of which was $29.31, the average daily closing price of the Company's Common Stock as reported on Nasdaq for the 20 trading days immediately preceding November 16, 1995. The Purchase Option exercise price of $17.27 per share was determined as set forth in the Agreement, based on the date of the exercise notice. The Company completed its exercise of the Purchase Option and acquired all of the outstanding shares of Callable Common Stock on December 29, 1995.

     Pursuant to the Agreement, the Company agreed that in the event it elected to issue the Shares in payment of the Purchase Option exercise price, it would file with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares. The Shares may be resold by the Selling Shareholders from time to time at prevailing prices on Nasdaq, in the over-the-counter market, in privately-negotiated transactions or a combination of such methods. The Company has also agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until all Shares offered hereby have been sold pursuant hereto.

                                                                            Shares Beneficially    Number of    Shares Beneficially
                                                                              Owned Prior        Shares Being          Owned
Names and Addresses                                                         to Offering(1)(2)      Offered        After Offering(2)
--------------------------------------------------------------------------  -------------------  ------------    -------------------

                                                                            Number      Percent                 Number       Percent
                                                                            ------      -------                 ------       -------

Biotechnology Investments Limited (3). . . . . . . . . . . . . . . . . . .  685,360      1.6%       58,920        626,440      1.4%
   Box 242
   Sausmarez Street
   St. Peter Port
   Guernsey, GY1 3PH, Channel Islands

Weiss Peck & Greer, L.L.C (4). . . . . . . . . . . . . . . . . . . . . . .  448,500      1.0%       58,920        389,580      *
   One New York Plaza, 30th Floor
   New York, New York 10004-1950

S.E.B. Lakemedels Fonden (5) . . . . . . . . . . . . . . . . . . . . . . .  192,010      *          35,353        156,657      *
   Regeringsgaten 45
   ST R2
   S-106 40 Stockholm, Sweden

New Enterprise Associates V, Limited Partnership (6) . . . . . . . . . . .  189,664      *          58,920        130,744      *
   1119 St. Paul Street
   Baltimore, Maryland 21202

--------------------------
*    Less than 1%.
(1) Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned.
(2) Percentage of ownership is calculated pursuant to SEC Rule 13d-3(d)(1). Does not include shares of Dura Common Stock issuable upon exercise of Series S Warrants, which are not exercisable until the earlier of December 27, 1997 or the Acceleration Date (as defined in the Series S Warrants).
(3) Shares beneficially owned are reported as of October 31, 1996, and includes 140,000 shares of Common Stock issuable upon exercise of Series W Warrants.
(4) Shares beneficially owned are reported as of November 18, 1996, and includes (a) 198,500 shares held by Weiss, Peck & Greer, a Delaware limited liability company ("WPG"), (b) 50,000 shares and 56,000 shares issuable upon exercise of a Series W Warrant held by WPG Institutional Life Sciences Fund L.P., and (c) 60,000 shares and 84,000 shares issuable upon exercise of a Series W Warrant held by WPG Life Sciences Fund L.P. WPG Life Sciences Fund L.P. and WPG Institutional Life Sciences Fund L.P. are limited partnerships, the general partner of which is WPG. WPG disclaims beneficial ownership of the above-described shares.
(5)    Shares beneficially owned are reported as of October 30, 1996.
(6)    Shares beneficially owned are reported as of December 17, 1996.

                               ISSUANCE OF SHARES

       The Shares were issued in connection with the exercise by Dura of the Purchase Option. The Company did not receive any cash proceeds from the issuance of the Shares.

                              PLAN OF DISTRIBUTION

       The Shares offered hereunder may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. The Company will receive no proceeds from the sale of any of the Shares. Such sales may be made on Nasdaq or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. The Shares may be sold to or through one or more broker-dealers, acting as agent or principal, in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

       At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

       In connection with any transaction involving the Shares, broker-dealers or others may receive from the Selling Shareholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time (which compensation may be in excess of customary commissions). Broker-dealers and any other persons participating in a distribution of the Shares may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

       Any or all of the sales or other transactions involving the Shares described above, whether effected by the Selling Shareholders, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any Shares that qualify for sale pursuant to Rule 144 under the Act may be sold under rule 144 rather than pursuant to this prospectus.

       In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

       Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

       All costs associated with this offering will be paid by the Company.

       The Company and the Selling Shareholders may agree to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Shares, including liabilities under the Securities Act.

                                  LEGAL MATTERS

       The validity of the Shares offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Diego, California.


                                     EXPERTS

       The financial statements of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended, and the financial statements of DDSI incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K filed on January 9, 1996, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                           DURA PHARMACEUTICALS, INC.

                                TABLE OF CONTENTS



                                                                             Tab
                                                                             ---

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

INFORMATION INCORPORATED BY REFERENCE. . . . . . . . . . . . . . . . . . . .   2

THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

RECENT DEVELOPMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

ISSUANCE OF SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

 The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the SEC registration fee



                    SEC Registration fee . . . . . . . .  $10,571
                    Legal fees and expenses* . . . . . .   10,000
                    Accounting fees and expenses*. . . .    6,000
                    Printing and engraving expenses* . .    1,200
                    Miscellaneous expenses*. . . . . . .    2,229
                         Total . . . . . . . . . . . . .  $30,000

______________________________________
*Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   (a) Section 317 of the California General Corporation Law provides for the indemnification to officers and directors of the Company and the Subsidiary against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

   (b) Article VI of the Bylaws of the Company provides that the Company shall have power to indemnify any person who is or was an agent of the Company as provided in Section 317 of the California General Corporation Law. The Bylaws also provide that such indemnification is not exclusive of any additional rights to indemnification such person may have pursuant to contract, vote of shareholders or disinterested directors or otherwise. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the California General Corporation Law.

   (c) Article IV of the Company's Sixth Restated Articles of Incorporation provides that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. Accordingly, a director will not be liable for monetary damages for breach of duty to the Company or its shareholders in any action brought by or in the right of the Company. However, a director remains liable to the extent required by law
(i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) for any act or omission occurring prior to the date when the exculpation provision became effective and (vii) for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. The effect of the provisions in the Sixth Restated Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of duty as a director, including breaches resulting from negligent behavior in the context of transactions involving a change of control of the Company or otherwise, except in the situations described in clauses (i) through (vii) above. These provisions will not alter the liability of directors under federal securities laws.

   (d) Pursuant to authorization provided under the Sixth Restated Articles of Incorporation, the Company has entered into indemnification agreements with each of its present and certain of its former directors. The Company has also entered into similar agreements with certain of the Company's executive officers who are not directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by California law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Company's Bylaws contain a provision of similar effect relating to advancement of expenses to a director or officer, subject to an undertaking to repay if it is ultimately determined that indemnification is unavailable.

   (e) There is directors and officers liability insurance now in effect which insures directors and officers of the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   Exhibits.


EXHIBIT
-------
NUMBER
-------
  *5.1 Opinion of Brobeck, Phleger & Harrison LLP with respect to the Common Stock previously registered.

  *5.2 Opinion of Brobeck, Phleger & Harrison LLP with respect to the Common Stock being registered.

  *23.1 Consent of Brobeck, Phleger & Harrison LLP (contained in their opinions filed as Exhibits 5.1 and 5.2).

  23.2      Independent Auditors' Consent, Deloitte & Touche LLP.

  *24.1     Power of Attorney.

  *24.2     Power of Attorney for Joseph C. Cook, Jr.

  +99.1 Purchase Agreement dated as of September 27, 1993, among the Company, DDSI and the purchasers of the Callable Common Stock of DDSI.
______________________________
+ Incorporated by reference to Exhibit 10.69 to the Company's Annual Report in
  Form 10-K for the year ended December 31, 1993.
* Incorporated by reference to the same-numbered exhibit to the Registration Statement on Form S-3 (No. 33-99722), filed with the Commission on November 27, 1995.

ITEM 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the state of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph
(a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, Delaware Corporation law, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 17th day of January, 1997.

                            DURA PHARMACEUTICALS, INC.


                            By:  /s/ Cam L. Garner
                                 -----------------------------------
                                 Cam L. Garner
                                 Chairman, President and Chief Executive Officer



   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




          Signature                                                Title                                           Date
          ---------                                                -----                                           ----
/s/ Cam L. Garner                                       Chairman, President and Chief                              January 17, 1997
---------------------------------               Executive Officer (Principal (Cam L. Garner)
                                                             Executive Officer)

/s/ James W. Newman
---------------------------------                    Senior Vice President, Finance and                            January 17, 1997
(James W. Newman)                                    Administration, and Chief Financial
                                                       Officer (Principal Finance and
                                                             Accounting Officer)

/s/ David S. Kabakoff                                     Executive Vice President                                 January 17, 1997
--------------------------------                                  Director
(David S. Kabakoff)

                 *
--------------------------------                      Senior Vice President, Sales and                             January 17, 1997
(Walter F. Spath)                                          Marketing, and Director

                 *                                                Director                                         January 17, 1997
--------------------------------
(James C. Blair)

                 *                                                Director                                         January 17, 1997
--------------------------------
(Herbert J. Conrad)

                 *                                                Director                                         January 17, 1997
--------------------------------
(Joseph C. Cook, Jr.)

                 *                                                Director                                         January 17, 1997
--------------------------------
(David F. Hale)

                 *                                                Director                                         January 17, 1997
--------------------------------
(Gordon V. Ramseier)

                 *                                                Director                                         January 17, 1997
--------------------------------
(Charles G. Smith)

/s/ Cam L. Garner                                                                                                  January 17, 1997
--------------------------------
Cam L. Garner, Attorney-in-Fact

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                    EXHIBITS

                                       TO

                                 POST-EFFECTIVE

                                 AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                             SECURITIES ACT OF 1933


                           DURA PHARMACEUTICALS, INC.

                                  EXHIBIT INDEX


Exhibit
Number      Exhibit
-------     -------

   *5.1 Opinion of Brobeck, Phleger & Harrison LLP with respect to the Common Stock previously registered.

   *5.2 Opinion of Brobeck, Phleger & Harrison LLP with respect to the Common Stock being registered.

   *23.1 Consent of Brobeck, Phleger & Harrison LLP (contained in their opinions filed as Exhibits 5.1 and 5.2).

    23.2    Independent Auditors' Consent, Deloitte & Touche LLP

   *24.1    Power of Attorney.

   *24.2    Power of Attorney for Joseph C. Cook, Jr.

   +99.1 Purchase Agreement dated as of September 27, 1993, among the Company, DDSI and the purchasers of the Callable Common Stock of DDSI.
__________________________________
+ Incorporated by reference to Exhibit 10.69 to the Company's Annual Report on
  Form 10-K for the year ended December 31, 1993.
* Incorporated by reference to the same numbered exhibit to the Registration Statement on Form S-3 (No. 33-99722), filed with the Commission on November 27, 1995.